January 27, 2017

VIA EDGAR

Mr. Craig Arakawa

Branch Chief

Office of Beverages, Apparel and Mining

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Tilly’s Inc.

Form 10-K for the Fiscal Year Ended January 30, 2016

Filed March 30, 2016

File No. 001-35535

Dear Mr. Arakawa:

This letter responds to the comment letter (the “Comment Letter”) dated January 19, 2017 regarding the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced filing of Tilly’s, Inc. (the “Company”). For the convenience of the Staff, we have reproduced the Staff’s comments in bold and italics herein, immediately followed by the Company’s response.

Form 10-K for the Fiscal Year Ended January 30, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Fiscal Year 2015 Compared to Fiscal Year 2014, page 35

1.	We note that you include sales from your e-commerce platform in your determination of comparable store sales and that you attribute increases to your revenues for both the year ended January 30, 2016 and the nine months ended October 29, 2016 to the growth in this metric. At page 22 of your third quarter Form 10-Q, you also indicate that the increase in comparable store sales was due to “strong e-commerce growth.” Please expand your disclosure to separately quantify your e-commerce sales and provide transparent disclosure regarding the impacts that e-commerce sales had on your comparable store sales metric.

Response: The Company acknowledges the Staff’s comment and respectfully responds as follows:

Given the changing shopping behaviors within the teen specialty apparel retail industry, we understand the potential relevance of the relative impact of our e-commerce sales to comparable

Securities and Exchange Commission

January 27, 2017

store sales to a reader of our financial statements. Given that our current fiscal year ends on January 28, 2017, we intend to provide expanded disclosure regarding the impact of our e-commerce sales on comparable store sales in all applicable future filings substantially in the form of the disclosure set forth below (which is responsive to and would have replaced the disclosure noted by the Staff in our Form 10-Q for the nine months ended October 29, 2016):

“Comparable store sales increased 0.7%, driven by e-commerce growth of 14.0% which offset a -1.0% decrease in sales from our physical stores. E-commerce sales represented 12.2% of our total net sales, or $49.9 million, in the current year period versus 11.3%, or $44.2 million, in the prior year period. We have been experiencing a shift in our customers’ shopping behaviors, resulting in an increase in online shopping that has largely offset declining traffic trends in our physical stores. Our comparable store sales increase was due to stronger conversion rates and units per transaction as compared to the first nine months of fiscal 2015. Our comparable store sales were characterized by single-digit percentage increases across most departments, with the exception of womens and accessories which decreased by a low single-digit percentage.”

If you have any questions regarding our response, please call me at (949) 609-5552 or, in my absence, Ed Thomas, Chief Executive Officer at (949) 609-5553.

Sincerely,

/s/ Michael L. Henry
Michael L. Henry
Chief Financial Officer, Corporate Secretary

cc:	Joanna Lam, SEC Division of Corporation Finance

Ed Thomas, Chief Executive Officer, Tilly’s, Inc.

Cary K. Hyden, Esq., Latham & Watkins LLP

Michael A. Treska, Esq., Latham & Watkins LLP